# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Highest Performances Holdings Inc., CIK 0001750264
CUSIP: 69373Y109
Title of class of securities: Class A Ordinary Shares, Par Value US$0.001 Per Share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie,, No. 399 Huazhaobi Xishun Street, Jinniu, Chengdu, Sichuan Province,, China (F4), 610036
Date of event which requires filing of this statement: 01/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002004361

## Reporting persons
- Green Ease Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 24,281,130; shared voting power 0; sole dispositive power 24,281,130; shared dispositive power 0; aggregate amount beneficially owned 24,281,130 (1.77% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 24,281,130 Class A ordinary shares, par value $0.001 per share, of Highest Performances Holdings Inc. (the "Issuer") held by Green Ease Holdings Limited. Green Ease Holdings Limited is wholly owned by High Rank Investments Limited, which is in turn wholly owned by Mr. Peng Ge.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- High Rank Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 24,281,130; shared voting power 0; sole dispositive power 24,281,130; shared dispositive power 0; aggregate amount beneficially owned 24,281,130 (1.77% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 24,281,130 Class A ordinary shares, par value $0.001 per share, of the Issuer held by Green Ease Holdings Limited, which is 100% owned by High Rank Investments Limited. High Rank Investments Limited is in turn wholly owned by Mr. Peng Ge.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- Peng Ge: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 24,281,130; shared voting power 0; sole dispositive power 24,281,130; shared dispositive power 0; aggregate amount beneficially owned 24,281,130 (1.77% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 24,281,130 Class A ordinary shares, par value $0.001 per share, of the Issuer held by Green Ease Holdings Limited. Green Ease Holdings Limited is wholly owned by High Rank Investments Limited, which is in turn wholly owned by Mr. Peng Ge.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Highest Performances Holdings Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, 610036, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
i) Green Ease Holdings Limited ("Green Ease");
ii) High Rank Investments Limited ("High Rank"); and
iii) Peng Ge.
Address of principal business office or, if none, residence:
The principal business office of Mr. Peng Ge is 27F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People's Republic of China

The principal business office of Green Ease is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

The principal business office of High Rank is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
Citizenship:
Green Ease is a British Virgin Islands company.
High Rank is a British Virgin Islands company.

Peng Ge is a citizen of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Green Ease Holdings Limited: 24,281,130
High Rank Investments Limited: 24,281,130
Peng Ge: 24,281,130

Represents 24,281,130 Class A ordinary shares held by Green Ease Holdings Limited, a company incorporated in the British Virgin Islands. Green Ease is wholly owned by High Rank Investments Limited, a company incorporated in the British Virgin Islands, which is in turn wholly owned by Mr. Peng Ge.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Green Ease Holdings Limited: 1.77%
High Rank Investments Limited: 1.77%
Peng Ge: 1.77%
Sole power to vote or to direct the vote:
Green Ease Holdings Limited: 24,281,130
High Rank Investments Limited: 24,281,130
Peng Ge: 24,281,130

Percent of Aggregate Voting Power:
Green Ease Holdings Limited: 0.02%
High Rank Investments Limited: 0.02%
Peng Ge: 0.02%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Green Ease Holdings Limited: 24,281,130
High Rank Investments Limited: 24,281,130
Peng Ge: 24,281,130
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description
1 Joint Filing Agreement

## Signatures
- Green Ease Holdings Limited: /s/ Peng Ge, Peng Ge/Director (02/28/2025)
- High Rank Investments Limited: /s/ Peng Ge, Peng Ge/Director (02/28/2025)
- Peng Ge: /s/ Peng Ge, Peng Ge (02/28/2025)